October 9, 2014

Tia L. Jenkins

Senior Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, DC 20549

RE: Your letter of September 26, 2014 to Sebring Software, Inc, for Form 10-K for the year Ended December 31, 2013 File No. 000-53785

Dear Ms. Jenkins,

This letter is written in response to your comment letter dated September 26, 2014 regarding the above referenced filings for Sebring Software, Inc. (“Sebring”). To facilitate your review of this filing, we have repeated your question or comment from your letter and then provided our response.

1.	We note in your response to comment 1 you expect to have completed the audit of Orthodontic Specialists Management LLC (“OSM”) in January 2015. Please file a Form 8-K to disclose when this information will be available to your investors.

We will file the appropriate Form 8-K by October 15, 2014.

2.	We note your response to our prior comment 2. We do not agree with your conclusion that each of the AAR, Simon and Scottsdale acquisitions was not significant acquisitions for which financial statements were required to have been filed. The significance tests must be performed based on audited annual pre-acquisition financial statements. The purchase price of each acquisition exceeded your total assets as of December 31, 2012, accordingly, each acquisition was significant and audited financial statements were required to have been filed for each acquisition. Please provide the necessary Forms 8-K.

The dental practices acquired in December 2013 were private companies and had never been audited. After the acquisition, we found that the accounting records were not in conformity with GAAP and required significant restatement to prepare the reports for an audit. We are still in the process of compiling and auditing the historical financial statements. Although there are many variables involved in completing the audit process which may impact the actual completion date, we have set a target of May 2015 for completion of the audit. We will file the appropriate Form 8-K by October 15, 2014.

We acknowledge that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter is filed electronically via EDGAR. If you need any additional information, please contact me at 727 561-7666.

Very truly yours,

/s/ Larry Colton

Chief Financial Officer

Sebring Software, Inc.